UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: October 9, 2020

(Date of earliest event reported)

RED OAK CAPITAL FUND IV, LLC

(Exact name of issuer as specified in its charter)

Delaware	84-3642502
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

625 Kenmoor Avenue SE, Suite 200
Grand Rapids, Michigan 49546
(Full mailing address of principal executive offices)

(616) 734-6099
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Senior Secured Bonds

ITEM 1. FUNDAMENTAL CHANGE

On October 9, 2020, Red Oak Capital Fund, IV, LLC, a Delaware limited liability company (“we,” “us,” “our,” or the “Company”), executed a Commercial Loan Agreement (the “Loan Agreement”) pursuant to which the Company, as the lender, provided a $5,459,000 senior secured loan (the “Loan”) to BT Apartment Rentals LLC, a Kansas limited liability company (the “Borrower”).

The Loan is evidenced by a Commercial Promissory Note executed by the Borrower in favor of the Company in the principal amount of $5,459,000 (the “Note”). The Loan carries a fixed interest rate of eleven percent (11.0%) during the term of the Loan and will mature, and is payable, on October 31, 2021. The accrued interest on the Loan shall be paid as follows: eight percent (8.0%) of the accrued interest shall be payable in cash on a monthly basis, and the remaining two percent (3.0%) shall be payable in kind and paid by increasing the principal amount due under the Note on an annual basis. The Borrower may extend the term of the Loan for two six-month periods, subject to certain conditions, including payment by the Borrower of 1.0% of the then outstanding and unpaid principal amount under the Loan at the time of exercise of each extension and an increase of 2.0% in the interest rate of the Loan for the term of each extension. The Borrower may prepay up to 2.0% of the outstanding and unpaid principal balance of the Loan before April 30, 2021.

The Loan Agreement includes customary representations, warranties, covenants and terms and conditions for transactions of this type, including a minimum debt service coverage ratio, limitations on incurrence of debt, liens and asset sales and dispositions, covenants to preserve corporate existence and comply with laws, covenants on the application of proceeds of the Loan and default provisions, including defaults for non-payment, breach of representations and warranties, insolvency, sale or other disposition of a substantial portion of assets and failure to pay other outstanding debt. The occurrence of an event of default under the Loan Agreement could result in the Loan becoming immediately due and payable.

The Loan is secured by all property of the Borrower in the possession of the Company, including the capital reserve account established pursuant to the terms of the Loan Agreement, all real property held in the name of the Borrower or in which the Borrower has an interest, all securities or other property belonging to the Borrower held by the Company and all deposits and other sums due from the Company to the Borrower. The Loan may also be secured by any mortgage, security agreement, pledge, assignment or other agreement executed by the Borrower for the benefit of the Company in the future.

The Loan proceeds will be used by the Borrower to purchase and rehabilitate a multifamily complex in Topeka, KS.

The foregoing is a summary of the Loan Agreement and the Note and is qualified in its entirety by reference to the complete text of the Loan Agreement and the Note, which are filed by the Company as Exhibits 6.1 and 6.2, respectively, to this Current Report on Form 1-U and are incorporated by reference into this Item 1.

ITEM 9. OTHER EVENTS

Exhibits

Exhibit No.
Description of Exhibit

6.1
Commercial Loan Agreement, dated October 9, 2020, by and between BT Apartment Rentals LLC and Red Oak Capital Fund IV, LLC

6.2
Commercial Promissory Note, dated October 9, 2020, issued by BT Apartment Rentals LLC in favor of Red Oak Capital Fund IV, LLC

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Red Oak Capital Fund, IV, LLC, a Delaware limited liability company

Date: October 15, 2020	By:	/s/ Jason Anderson
Name: Jason Anderson
Title: Chief Financial Officer of the Sole Member of the Manager (Principal Financial Officer and Principal Accounting Officer)